SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of September 2010

List of Exhibits:

1. Press Release entitled “New Holland Celebrates 150,000th Tractor Made at its Indian Plant”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

September 10, 2010

Press Release

New Holland Celebrates 150,000th Tractor Made at its Indian Plant

•	New Holland Fiat India presents limited edition of the 55 hp New Holland 3630TX plus tractor;

•	New Holland Fiat India shares its expansion plans for the next two years.

NEW DELHI, India – September 09, 2010 - New Holland Fiat (India) Pvt. Ltd., a majority owned subsidiary of CNH Global (Case New Holland) and part of the Fiat Group, celebrates today as the 150,000th tractor rolls off the line at its manufacturing facility in Greater Noida, near New Delhi, India. This important milestone marks the company’s strong and long standing presence in the Indian market and the celebration event offers the opportunity to share with the invited press its plans to enhance the facility’s production capacity, expand its product offering for the domestic and export markets and further develop its dealer network.

Mr. Stefano Pampalone, Managing Director, New Holland Fiat (India) Pvt. Ltd., said of the occasion: “Keeping in line with our commitment to the Indian market, we are pleased to announce that our expansion plans for India are well on track. With the roll out of the 150,000th tractor, New Holland Fiat India has reached another landmark to be proud of. We are committed to contributing substantially to the mechanization of agriculture in this country, and over the next two years we will invest in doubling this facility’s production, expanding our product offering and strengthening our dealer network.”

To celebrate the occasion, New Holland is presenting at the ceremony a special limited edition of the New Holland 3630TX plus tractor. The first of its kind, this 55 hp tractor features a brand new look with New Holland metallic gloss finish paint. It is equipped with advanced features including power steering, ROPS canopy as standard fitment, Lift-O-Matic™ rear linkage control, state of the art steering wheel with cushion cover, and a mobile charging point. New Holland Fiat India is continuously focusing on technology, reliability and operator comfort, which is also showcased in the recently launched New Holland NDL tractor series.

Mr. Anil Sinha, the plant’s Manufacturing Director, commented on this important milestone: “The Plant has grown from strength to strength, meeting the demands of customers in India and abroad. We pride ourselves on the level of service we are able to provide, by achieving the CNH Quality Standards we share with all CNH factories around the world. We are extremely proud of the fact that our facility is certified to ISO 9001:2008 quality standards and ISO 14001:2004 environmental management standards, and has recently achieved OHSAS ISO 18001:2007 Health and Safety certification, giving our customers even more confidence in the product.”

The company’s plans for expansion go beyond scaling up production and enhancing its product portfolio. Service to the customer is a key area of focus for New Holland Fiat India, and its plans include further expansion and strengthening of its dealer network over the next two years. The company is investing in ensuring its entire network operates to New Holland quality standards, offering the best assistance to the farming community with training, expert know-how, prompt availability of parts and financial services.

Mr. Ashok Anantharaman, Sales & Marketing Director New Holland Fiat India, commented on the company’s plans: “We would like to thank all our customers for their continued confidence in our equipment and service. At New Holland we always strive to anticipate and meet the needs of Indian farmers and to deliver best-in-class products to maximize their productivity.”

New Holland Fiat India, backed by CNH’s global organization, is a pioneer in farming products such as its sugar cane harvesters featuring the billet cane technology, successfully sold in the growing Indian market. It is also the leader in agricultural equipment such as cotton pickers, balers, crop choppers and mower conditioners. New Holland Fiat India is able to supply the widest product offering in the industry to meet any farmer’s needs.

New Holland tractors, with decades of experience in the most varied conditions, benefit from a brand with over 100 years of leadership, innovation and recognition around the world. New Holland Fiat India has been providing complete solutions to Indian farmers to help them develop their business and improve their productivity. Thanks to their superior quality and performance, New Holland Fiat India equipment represents a key reference for the customer. The tractors manufactured at the Greater Noida facility are popular in India and sold in over 50 countries in Africa, Asia, Australia, the Middle East, Latin America and North America.

Note to Editor:

About the New Holland Plant

The New Holland Fiat India plant is the most modern tractor factory in India. Its Research & Development centre is both the heart of innovation and a tremendous resource for international and domestic customers.

New Holland Fiat India today offers an extensive range of tractors spanning the 35-75 hp segments. The New Holland product range includes the 3030 NX (35 hp), 3130 NX (40 hp), 3230 NX (45 hp), 3600 (50 hp), 3630 TX Plus (55 hp), 5500 (55 hp), NDL (35-50 hp), TT (55-75 hp) and the 7500 (75 hp) both in two- and four-wheel-drive versions.

The plant boasts highly advanced features that enable it to achieve its high levels of quality and service. The Cathodic Electro Deposition (CED) painting system for the sheet metal components – a first in the Indian tractor industry – provides excellent paint finish and durability. It relies on sophisticated high-speed machining centres for machining critical castings and components to very close tolerances. The assembly line represents the very latest solution for ensuring high quality and productivity. New Holland has also implemented an integrated Supply Chain Enterprise Resource Planning (ERP) system, which provides extremely flexible and controlled material management.

The manufacturing facility employs over 900 people. All production staff and workers are technically qualified, and many of them have been trained in New Holland plants abroad to ensure international standards of quality and productivity are met. With a current capacity to manufacture up to 35,000 tractors per annum, the plant is one of the newest New Holland manufacturing sites built around the world.

About New Holland Fiat (India) Pvt. Limited

Today, New Holland Fiat India commercializes tractors, harvester, balers and other equipment in the domestic markets. In addition, its locally built tractors are exported to over 50 countries in Asia, the Middle East, Africa, Australia, North America and Latin America. New Holland India counts on a strong network of more than 400 dealers spread across the country.

[end]

New Holland Agriculture

New Holland Agriculture is a global manufacturer and seller of agricultural equipment. Its reputation is built on the success of its customers, cash crop producers, livestock farmers, contractors, vineyards, or groundscare professionals, who can count on the widest offering of innovative products and services: a full line of equipment, from tractors to harvesting, material handling equipment, complemented by tailored financial services from a specialist in agriculture.

A highly professional global dealer network and New Holland’s commitment to excellence guarantee the ultimate customer experience for every customer. More information can be found online at www.newholland.com. New Holland is a division of CNH Global N.V. (NYSE:CNH), a majority-owned subsidiary of Fiat S.p.A (FIA.MI).

CNH (Case New Holland)

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

For more information, please contact:

CNH International press office:

e-mail: international.media@cnh.com

phone: +39 011 0086346